 Exhibit 99.1

SNDL Appoints New Chief Financial Officer

CALGARY, AB, June 6, 2023 /CNW/ - SNDL Inc. (NASDAQ: SNDL) ("SNDL" or the "Company") is pleased to announce the appointment of seasoned financial executive Alberto Paredero-Quiros as its new Chief Financial Officer ("CFO").

"We are thrilled to have Alberto join SNDL as CFO," said Zach George, Chief Executive Officer of SNDL. "His extensive leadership experience in global consumer-facing industries, proven capabilities in navigating financial complexity, and strategic acumen will prove instrumental in shaping SNDL's path forward as we seek to build a best-in-class regulated products platform. This key hire speaks to the quality of talent that is eager to help build on our team's vision."

Mr. Paredero-Quiros brings more than 25 years of management experience in the consumer goods and pharmaceutical industries, with demonstrated leadership and financial expertise in world-class global organizations. He has held senior management roles for companies such as Mondelez International Inc., Novartis, Newell Brands Inc., and Procter & Gamble Company, bringing extensive experience in public company reporting, mergers and acquisitions, internal controls and general financial and operational management. Mr. Paredero-Quiros' appointment will take effect on July 1, 2023.

"I would also like to thank Jim Keough for his pivotal role in building and shaping the Company for the past five years and wish him the best in retirement," added George. "Jim was SNDL's first CFO, joining at a time when the Company had no revenue, prior to the legalization of cannabis in Canada and the Company's IPO. He contributed significantly to SNDL's growth by helping to expand the company from less than 50 employees to over 2,700 employees and managing more than $2.8 billion in capital raises and acquisitions."

ABOUT SNDL INC.

SNDL is a public company whose shares are traded on the Nasdaq under the symbol "SNDL."

SNDL is the largest private-sector liquor and cannabis retailer in Canada with retail banners that include Ace Liquor, Wine and Beyond, Liquor Depot, Value Buds, Spiritleaf, and Firesale Cannabis. SNDL is a licensed cannabis producer and one of the largest vertically integrated cannabis companies in Canada specializing in low-cost biomass sourcing, premium indoor cultivation, product innovation, low-cost manufacturing facilities, and a cannabis brand portfolio that includes Top Leaf, Contraband, Citizen Stash, Sundial Cannabis, Palmetto, Bon Jak, Spiritleaf Selects, Versus Cannabis, Value Buds, Vacay, Grasslands and Superette. SNDL's investment portfolio seeks to deploy strategic capital through direct and indirect investments and partnerships throughout the global cannabis industry. For more information on SNDL, please go to www.sndl.com.

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SOURCE Sundial Growers Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/June2023/06/c5689.html

%CIK: 0001766600

For further information: Sophie Pilon, SNDL Inc., O: 1.587.327.2017, E: investors@sndl.com

CO: Sundial Growers Inc.

CNW 07:00e 06-JUN-23